Bid / Ask Analysis January 12, 2005 Special Committee Update Project Alphabet Notes Based on L share price of $43.45, U share price of $9.26, and exchange ratio of 0.2131x as of 1/11/05 Based on L share price of $45.30, U share price of $8.67, and exchange ratio of 0.1914x as of 12/14/04 M:\M&A_NY\Dept_Only\Markowitz\UCOMA\Presentations\Implied Exchange Ratios v.2.ppt\A2XP\12 JAN 2005\10:42 AM\2 1 : As of 1/11/05